

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 31, 2012

<u>Via E-mail</u>
Stephen E. Macadam
Chief Executive Officer
Enpro Industries, Inc.
5605 Carnegie Boulevard, Suite 500,
Charlotte, North Carolina 28209

      **RE: Enpro Industries, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 27, 2012
               File No. 001-31225**

Dear Mr. Macadam:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief